

# home free

treats you can trust

®



## Delicious, Healthy, Allergy Friendly Cookies

*Treats you can trust… enjoyed by all!*



Contact: Jill Robbins, President, (603) 898-0172





- Homefree® creates high quality baked treats that are delicious and wholesome for everyone, while also including people with most special dietary needs.

- Founded with the mission of inclusion by Jill Robbins, clinical psychologist and mother of a child with food allergies.

- Certified Woman Owned Business (WBENC) and Woman Owned Small Business (WOSB).

- Certified B Corporation for strong commitment to environmental and social responsibility.

- Certified Safe Quality Food (SQF) Level III for outstanding food quality and safety.









- Jill's son Bradley is one of the 1 in 13 children, or on average 2 per classroom, with food allergies. Bradley's allergist strongly advised "*never eat food made in a shared facility with nuts or peanuts*." When Jill and Brad expressed surprise and upset, the allergist explained:

  - A trace amount of a food allergen can be life threatening.

  - Research has found 6.5% *clinically significant* cross-contamination from shared facilities with peanuts, yet most baked goods are made in shared facilities.

- That was a frightening number.

- But what was left to eat that was safe, especially for treats? Very little.

- What would be safe AND taste good so everyone would want to enjoy it together? …

- As a mom and psychologist, Jill knew the importance of inclusion. So, she left her career and created a solution.



- Safe, delicious cookies, made from a facility, people, ingredients, and process to trust:

    - Created allergy friendly cookies that tasted so good that everyone would be delighted to eat them together.

    

    - Developed own dedicated facility completely free from peanuts, tree nuts, eggs, dairy, wheat and other allergens.

    

    - Set industry leading standards to source ingredients carefully, conduct allergen ELISA tests, and much more!

- Further, it was so great to include people with allergies, soon Homefree wanted to include everyone. So Homefree made the ingredients and facility gluten free too, and became certified gluten free.





Homefree is a terrific option for anyone seeking a delicious, healthy treat. And "one cookie for all" makes it super easy for stores and foodservice operators to satisfy special diet requests:

**DELICIOUS**

**HEALTHY**

REGULAR, GREAT COOKIE TASTE & TEXTURE, EVEN THOUGH MADE WITH WHOLE GRAINS AND WITHOUT EGGS, DAIRY, WHEAT OR GLUTEN!

GOOD SOURCE OF WHOLE GRAIN

NATURAL OR ORGANIC

NO TRANS FAT OR CHOLESTEROL

NON-GMO

ALLERGEN "FREE FROM" AT HIGHEST STANDARD

LOW SODIUM

EVERYONE ENJOYS TOGETHER

GLUTEN FREE

SOME ARE LOW GLYCEMIC



PAREVE

KOSHER PAREVE

VEGAN

NUT FREE

**INCLUSIVE**













treats you can trust

# Homefree – One cookie for all! Comparisons of allergy friendly and certified gluten free cookies

| | Homefree | Enjoy Life | Lucy's | Goodie Girl | Pamela's | Glutino | Tates | Back to Nature's mini choc chunk |
|---|---|---|---|---|---|---|---|---|
| Grain is gluten free oat flour for great taste and texture. Rice free! | Yes | | | | | | | |
| Peanut & nut free , dedicated facility | Yes | Y | Y | | | | | |
| Allergen sourced and tested ingredients | Yes | Y | | | | | | |
| Certified vegan | Yes | | Y | | | | | |
| No corn or soy proteins | Yes | Y | | | | | | Y |
| Kosher pareve by OU or OK | Yes | | | | Y | Y | | |
| Low glycemic options | Yes | | | | Y | | | |
| Certified organic options | Yes | | | Y | Y | | | |
| Non-GMO Verified | Yes | Y | Y | Y | Soon | (one) | (no but uses care) | Y |
| Certified good source whole grain | Yes | | | | | | | |
| Certified Women Owned Business | Yes | | Y | | | | | |
| Certified B Corporation | Yes | | | | | | | (Rainforest Alliance Certified) |
| Safe Quality Food (SQF) Certified | Yes | Similar yes | | | | | | 6 |



**Taste Test  of Homefree Chocolate Chip Mini Cookies
vs. Nabisco Chips Ahoy
Conducted by Love with Food**

## Which Product Do You Prefer Eating?



■ Chips Ahoy
■ Homefree

**Nabisco Chips Ahoy is the # 3 leading cookie in the United States, at 608.7 million dollars in 2016.**

**Yet 73% of the 406 women in the study preferred the taste, texture, and healthfulness of Homefree.**



- Top 25 Allergy-Friendly Packaged Foods, **Parents**



- Winner <u>Best Sweet Snack</u>, **TasteTV**

- Editor's Picks <u>Best New Product</u>, **Store Brands**



- Recommended by the **Good Housekeeping** Research Institute as <u>Best Gluten Free Cookies</u>



- Winner <u>Best Snack Award</u>, **Shape Magazine** *for being so delicious and healthy*



- Winner <u>Favorite Allergy Friendly Sweets</u>, **About.com** *National Reader's Choice Awards (part of the New York Times)*



- Winner <u>Food & Beverage Product Innovations Award</u>, **National Restaurant Association** *Restaurant Hotel-Motel Show.* Judged by industry leaders.



- <u>http://vimeo.com/homefreetreats/homefreetodayshow</u> Featured on **Today** as <u>Recommended School Snack</u>.



- The better-for-you eating world has a newer, $12 billion, fast-growing category dubbed the 'free from' (allergens) segment. Growth is being driven not just by folks with allergies, but also by consumers who want to be free from these ingredients." (USA Today, February, 2015)


- Free-from items, including gluten free, grew 7% to $32 billion in 2016, making the categories driving forces in food and beverage. Free-from foods will also see additional growth of $9.5 billion in sales over the next four years. (Progressive Grocer, 2017)



## Retail:

- Brokers
- In the key retail distributors
- In-store and distributor promotions and demos
- Public shows such as gluten free expos for consumer awareness and for the taste experience

## Foodservice:

- Brokers
- In-house outreach, leads from shows
- In the key broadline foodservice distributors, including Sysco, USF, PFG/Vistar, Reinhart, GFS, and Tropical Foods, and in smaller regional distributors
- Newly with DOT Foods which will open the market exponentially

## Private label, export, and other channels:

- With SQF credential, recently entered private label category
- Exporting with distributor partners to Canada, Malaysia and the Philippines, and the UK
- Interest from club and convenience channels


























Long Island Coop
(K – *12* Schools)














## Primary Management:

**Jill Robbins, PhD**, is a clinical psychologist, mother of a child with food allergies, self-taught baker, author of *Allergen Free Baking: Baked Treats for All Occasions* and president and founder of HomeFree, LLC. Dr. Robbins received her Master's and Doctoral degrees in clinical psychology from the University of Massachusetts at Amherst and did her internship and postdoctoral work at McLean Hospital, Harvard Medical School. She worked as a psychologist for thirteen years before founding HomeFree.

## Operations Managers:

**Megan Zins** – operations manager, SQF management team; **Barbara Britton** – executive assistant, bookkeeper, SQF management team; **Jim Cawthron** – facility and shipping manager

## Advisory Board:

**Rick Antonelli** has served as the Chief Executive Officer and President of Galaxy Nutritional Foods, Chief Operating Officer, Executive Vice President and President of Distribution of Millbrook Distribution Services, Inc., and Executive Vice President and Chief Operating Officer of United Natural Foods

**Phil Robbins, PhD**. in child clinical psychology, trained at McLean, Harvard Medical School. Husband of Founder. Founded, grew, and is president of a thriving group psychology practice. Brings a strong business sense and a big picture approach.

**Alan Greenwald, JD**, Partner at Greenwald & Greenwald, and Jill's father, with a law degree from Harvard Law School, offers legal and business consultation.



|  | 2015 | 2016 | 2017 | 2018 projected |
|---|---|---|---|---|
| Revenue | $786,734 | $1,340,224 | $1,547,585 | $1,850,000 |
| Expenditure | $1,687,687 | $1,783,338 | $1,807,232 | $1,967,000 |
| Profit (Loss) | $(900,953) | $(443,114) | $(259,647) | $(120,000) |

- **Gross Margin about 40%**

- **How we started breakout growth in 2016, and why it will continue to accelerate:**
  - **"Free from" category has become hot.**
  - **Our "gluten free" is an attribute, not identity.**
  - **Refreshed look and new SKU's in 2016 dramatically increased entry and movement**
  - **Expanded facility, added significant equipment. The resulting increased capacity and reliability enables national account acquisition.**
  - **Recently made available via Dot Foods: Expands foodservice reach exponentially**
  - **With your help, funds for scaling up: Infrastructure, marketing and advertising, slotting and promotions, and equipment for expanded product lines.**

- **History of funding to date**:
- Significant personal and family capital has supported the first stages of the company.
- $600,000 line of credit from Enterprise Bank, Salem, NH, now converted to a fixed rate 30 yr. loan
- $500,000 line of credit from Enterprise Bank, Salem, NH

- **We are seeking:**
  - $600,000 to help grow the company. We will reach a cash flow positive run rate during the next 12 months. Needs to drive growth include:
    - Marketing/advertising
    - Cost of entry, promotions
    - New hires
    - Network upgrade and accounting/inventory software
    - New product development and equipment

- **Valuation and structure of deal:**
  - Open to discussion





Help us bring people together with Homefree cookies, so everyone can grab a snack.



Jill Robbins

President

Homefree, LLC

P.O. Box 491

Windham, NH 03087

jill@homefreetreats.com

603-898-0172